UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended March 31, 2003        SEC FILE NUMBER 000-25523
                                       CUSIP NUMBER 74154U 10 2

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant          Primary Business Systems, Inc.
                                          ------------------------------

         Former Name if Applicable        Sharecom, Inc.
                                          --------------

         Address of Principal Executive Office: 433 Kitty Hawk Drive, Suite 226
                                                       Universal City, TX 78148

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated
                  without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         Changes in the management of the Company and in the staff that maintain and report the finances of the Company have delayed the creation and approval of the quarterly financial statements of the Company for the period ended March 31, 2003.Problems in bringing together financial records necessary to complete the financial statements and allow for their review by the auditor have caused delays in getting the report ready for filing in a timely manner. As a result of these delays, the Company's Form 10-QSB for the period ended March 31, 2003 could not be prepared for timely filing without undue and unreasonable expense.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

  Patrick D. Matthews                President            (210) 658-4675
  ------------------------------------------------------------------------------
  (Name)                             (Title)              (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                 (X ) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 ( ) Yes (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.



                                          Primary Business Systems, Inc.
--------------------------------------------------------------------------------
                                   (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2003                          By:    /s/ Patrick Matthews
      ---------------------                    --------------------------------
                            Name: Patrick D. Matthews
                                            Title:    President





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